UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70531

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLOBETECH SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 Grooms Road
(No. and Street)

Clifton Park	New York	12065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendy Elliott	678-679-8644	wendy@globetechsecurities.com
(Name)	(Area Code–Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

07/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __WENDY ELLIOTT_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___GLOBETECH SECURITIES LLC_____ as of __12/31_____, 2 _023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
                    CEO

LAURA M. CATON
Notary Public, State of New York
Qualified in Saratoga County
#01CA4808233
Commission Expires June 30, 2026

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GlobeTech Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member of the Board
Globetech Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Globetech Securities, LLC(the "Company") as of December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has cash flows used in operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer, LLC

We have served as Globetech Securities, LLC auditor since 2023
Sugar Land, TX
February 8, 2024

Globetech Securities, LLC
Financial Statements
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	44,049
Prepaid deposits and expenses		1,021
TOTAL ASSETS	$	45,070
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities		2,500
TOTAL LIABILITIES	$	2,500
Commitments and contingencies		-
MEMBER'S EQUITY		42,570
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,070

See notes to the Statement of Financial Condition.

Globetech Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023

1. **Organization and Nature of Business**

GlobeTech Securities, LLC (the Company) was organized as a California Limited Liability Company in November 2019 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in September 2020. The Company acts as an introducing broker-dealer, is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

In June 2023, TAC Financial Corporation acquired the Company (Parent), leading to the relocation of the main office to New York. However, this change had no significant impact on the Company's business. The Company is primarily involved in mutual fund retail activities, private placement of securities, and commission sharing.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

   Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Globetech Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) Measurement of Credit Losses on Financial Instruments, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

Fair Value Measurements

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

Globetech Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

3. **Going Concern**

The Company affirms its commitment to sustaining ongoing operations despite the reported net loss and dependence on contributions for the fiscal year ending December 31, 2023. While the financial statements recognize the existing uncertainties regarding the Company's ability to continue as a going concern, it is imperative to note that capital infusions from the Parent company are anticipated for the foreseeable future.

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2023, the Company's prepaid deposits and expenses totaled $1,021.

5. **Restrictions on Contributed Capital**

During the year ending on December 31, 2023, the Company received capital contributions of $73,690 from the Parent, supplemented by an additional $3,100 from the previous ownership. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date unless expressly authorized in writing by FINRA. The contributions made to the Company in 2023 totaling $76,790, are scheduled to expire in 2024 with the following breakdown: $1,800 in January, $600 in April, $5,890 in June, $32,500 in July, and $36,000 in November. However, the Company retains the authority to withdraw profits earned during this restricted timeframe.

6. **Subordinated Liabilities**

As of December 31, 2023, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the year ended December 31, 2023.

7. **Goodwill**

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. It encompasses intangible assets such as the acquired entity's reputation, customer relationships, and other non-physical assets that contribute to the combined entity's overall value. Goodwill is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test involves comparing the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount exceeds the fair value, impairment losses are recognized.

In June 2023, the Company acknowledged $79,990 in goodwill subsequent to its acquisition by TAC Financial Corporation. Concurrently, the Company identified an impairment of $79,990, equivalent to the entire carrying value of goodwill, based on anticipated future cash flows from operations and the Company's future business plans.

Globetech Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

8. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

9. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2023, through February 8, 2024 the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.